

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2024

William Rhind
Chief Executive Officer
GraniteShares Platinum Trust
c/o GraniteShares LLC
222 Broadway, 21st Floor
New York, NY 10038

> **Re: GraniteShares Platinum Trust**
>   **Registration Statement on Form S-1**
>   **Filed January 17, 2024**
>   **File No. 333-276531**

Dear William Rhind:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at 202-551-2326 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: W. Thomas Conner, Esq.